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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



14049534

SEC FILE NUMBER
8- 67631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2013   AND ENDING   December 31, 2013

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanctuary Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 11th Floor

(No. and Street)

San Francisco, CA   94111

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Bernie Notas   415-291-2093

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP

(Name – if individual, state last, first, middle name)

555 Fifth Avenue, Suite 901, New York, NY   10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 0 4 2014

Washington, DC
124

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

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OATH OR AFFIRMATION

I, ___Jeff Spears_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Sanctuary Securities LLC_____ , as
of _____December 31_____ , 20 _13___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on
this ___26th___ day of ___February___ , 20 _14_,
by ___Jeffrey Castle Spears___
proved to me on the basis of satisfactory
evidence to be the person(s) who appeared before me.

Notary Signature _____

Notary Public

_____
Signature

_____CEO_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SANCTUARY SECURITIES LLC

FINANCIAL STATEMENTS
as of December 31, 2013
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

RAINES AND FISCHER LLP   CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

INDEPENDENT AUDITOR'S REPORT

To the Sole Member of
Sanctuary Securities LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Sanctuary Securities, LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanctuary Securities, LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital of Sanctuary Securities LLC. is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This schedule is the responsibility of the Company's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such schedule has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedule directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

New York, New York
February 27, 2014

SANCTUARY SECURITIES LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$	1,214,525
Due from brokers		56,711
Due from related parties		232,220
Other current assets		2,004
TOTAL ASSETS	$	1,505,460

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	1,110,819
Due to broker		697
TOTAL LIABILITIES		1,111,516

Member's Equity:

Member's equity		393,944
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,505,460

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES LLC
Statement of Income
For the year ended December 31, 2013

Revenues:

Private placement revenue	$	1,525,226
Securities commissions		18,429
Insurance based product commissions		305,973
Interest income		177
Total Revenues		1,849,805

Expenses:

Commissions	1,329,290
Salaries and wages	100,550
Officer compensation	5,264
Travel and entertainment	16,425
Brokerage expenses	54,127
Legal fees	10,822
Accounting and professional fees	69,902
Rent and occupancy	55,454
Regulatory expenses	14,883
Insurance	2,956
Office expense	931
Other operating costs	3,610
Total Expenses	1,664,214
Net Income	$ 185,591

The accompanying notes are an integral part of these financial statements.

-4-

SANCTUARY SECURITIES LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2013

Balance - beginning of year	$	163,353
Net Income		185,591
Member contributions		75,000
Member distributions		(30,000)
Balance - end of year	$	393,944

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES LLC
Statement of Cash Flows
For the year ended December 31, 2013

Cash Flows from Operating Activities:		
Net Income	$	185,591
Adjustments needed to reconcile net income (loss) with net cash provided by operating activities:		
Decrease (Increase) in other current assets		2,763
Increase (Decrease) in accounts payable and accrued expenses		1,077,688
Cash Provided (Used) by Operating Activities		1,266,042
Cash Flows from Investing Activities:		
Decrease (Increase) in due from brokers		47,543
Increase (Decrease) in due to broker		(2,494)
Cash Provided (Used) by Investing Activities		45,049
Cash Flows from Financing Activities:		
Member contributions		75,000
Member distributions		(30,000)
Decrease (Increase) in due from related parties		(215,993)
Cash Provided (Used) by Financing Activities		(170,993)
Net increase (decrease) in cash		1,140,098
Cash - Beginning of year		74,427
Cash - End of year	$	1,214,525

The accompanying notes are an integral part of these financial statements.

(1)   **Organization and Operation**

Sanctuary Securities LLC ("the Company"), is a California Limited Liability Company formed on August 9, 2006 and commenced operations on October 17, 2007. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

(2)   **Summary of Significant Accounting Policies**

Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting.

Revenue Recognition
The Company records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed individually on the Company's earnings.

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2010, 2011, and 2012 tax returns are currently open for examination.   -7-

(2) **Summary of Significant Accounting Policies (continued)**

Allocation of Income and Losses
The net income of the Company for the year is allocated to the members in accordance with their capital interests.

(3) **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of approximately $159,720 which was $59,720 in excess of its net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 6.96 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company does not have any possession or control of customer funds or securities and, therefore claims an exemption from Rule 15c3-3.

(4) **Significant Customers**

One customer accounted for 82.5% of the revenues for the year ended December 31, 2013.

(5) **Related Parties**

As of December 31, 2013 the Company was $232,220 from two related parties with common ownership. These funds will be repaid as cash flows of those entities permit.

(6) **Subsequent Events**

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 27, 2014, the date which the financial statements were available to be issued and noted no items requiring further disclosure.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2013

SANCTUARY SECURITIES LLC
Schedule of Computation of Net Capital
as of December 31, 2013

COMPUTATION OF NET CAPITAL

Member's equity per statement of financial condition	$	393,944
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		393,944
Deductions and/or charges:		
Non-allowable assets:		
Other non-allowable assets		234,225
Net capital before haircuts on securities positions		159,720
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital	$	159,720

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses	$	1,110,819
Due to broker		697
Total aggregate indebtedness	$	1,111,516

The preceding notes are an integral part of this supplemental information.

SANCTUARY SECURITIES LLC
Schedule of Computation of Net Capital
as of December 31, 2013

RECONCILATION WITH COMPANY'S COMPUATION

The following serves to reconcile the difference in the computation of
net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	159,720
Net capital per audited report	$	159,720

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	74,101
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement (greater of above two minimum requirement amounts)	$	100,000
Net capital in excess of required minimum	$	59,720
Excess net capital at 1000%	$	39,720
Ratio: Aggregate indebtedness to net capital		695.92%

The preceding notes are an integral part of this supplemental information.

SANCTUARY SECURITIES, LLC

Independent Auditors' Report
of Internal Accounting Control

Required by SEC Rule 17a-5

For the Year Ended December 31, 2013



555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

Independent Auditor's Report on
Internal Control Required by SEC Rule 17a-5

To the Sole Member of
Sanctuary Securities LLC

In planning and performing our audit of the financial statements of Sanctuary Securities LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and do not modify our opinion dated February 27, 2014 on such financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 27, 2014

RAINES AND FISCHER LLP   CERTIFIED PUBLIC ACCOUNTANTS



555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Sole Member of
 Sanctuary Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Sanctuary Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries listed in the disbursement journals noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7), noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 28, 2014